UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Enanta Pharmaceuticals, Inc.

File Nos. 333-184779 and 001-35839

CF#33366

Enanta Pharmaceuticals, Inc. submitted an application under Rules 406 and 24b-2 requesting extensions of previous grants of confidential treatment for information excluded from the Exhibits to Form S-1 filed on November 6, 2012, as amended; Form 10-Q filed on May 15, 2013; and Form 10-K filed on December 11, 2014.

Based on representations by Enanta Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	File No.	Filed on	Confidential Treatment Granted Through
10.1	S-1	333-184779	November 6, 2012	February 5, 2021
10.2	S-1	333-184779	November 6, 2012	February 5, 2021
10.2	10-Q	1-35839	May 15, 2013	February 5, 2021
10.5	10-K	1-35839	December 11, 2014	February 5, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary